UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 9, 2025, Wellchange Holdings Company Limited, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) and registration rights agreement (the “Registration Rights Agreement”) with certain investors (the “Purchasers”) relating to the issuance and sale of 100,000,000 Class A ordinary shares of the Company, par value $0.00005 per share (the “Shares”), at $0.04 per Ordinary Share (the “Offering”) for a total purchase price of $4,000,000 (the “Purchase Price”). The Company will receive gross proceeds in the amount of $4,000,000, before deducting placement agent’s fees and accountable expenses and other estimated expenses. The Company intends to use the proceeds from the Offering for general corporate purposes, which may include acquisitions, and working capital. Pursuant to the Registration Rights Agreement, the Company has agreed to use commercially reasonable efforts to, within sixty (60) calendar days following the closing of the Offering, file a registration statement on the appropriate form providing for the resale by the Purchasers of the Shares.

In the Securities Purchase Agreement, each Purchaser represented to the Company, among other matters, that it is an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), or (ii) a “qualified institutional buyer” as defined in Rule 144A(a)(1) under the Securities Act, and that neither such Purchaser nor any of its related parties is subject to a “bad actor” disqualification within the meaning of Rule 506(d) under the Securities Act.

The Offering was closed on September 19, 2025. The Shares were issued and sold by the Company in reliance upon exemptions from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

In connection with the Offering, in addition to the Securities Purchase Agreement and the Registration Rights Agreement, the Company also entered into a (i) placement agent agreement (the “Placement Agent Agreement”) with Chaince Securities, LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent a cash fee equal to 3.5% of the aggregate gross proceeds from the Offering, reimburse the Placement Agent up to $75,000 of expenses (increased to $150,000 if a public offering is contemplated), and up to $25,000 in marketing fees, (ii) an escrow agreement (the “Escrow Agreement”) with Wilmington Trust, N.A. and the Placement Agent pursuant to which subscription funds will be deposited and disbursed, for which the Company agreed to pay the Escrow Agent an acceptance fee of $1,000, an administration fee of $5,000 and certain reimbursable out-of-pocket expenses.

The foregoing summaries of the Securities Purchase Agreement, Registration Rights Agreement, the Escrow Agreement, and the Placement Agent Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 10.3 and 10.4 hereto and incorporated by reference herein. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. A copy of the press release related to the Offering entitled “Wellchange Holdings Company Limited Announces $4 Million Private Placement” is furnished as Exhibit 99.1 hereto and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Escrow Agreement
10.4	Placement Agent Agreement
99.1	Press Release –Wellchange Holdings Company Limited Announces $4 Million Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2025	Wellchange Holdings Company Limited

	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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